UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

 NOTIFICATION OF LATE FILING

(Check One):	[ X ] Form 10-K	[ ] Form 11-K	[ ] Form 20-F	[ ] Form 10-Q	[ ] Form N-SAR

For Period Ended: December 31, 2012

[     ]  Transition Report on Form 10-K
[     ]  Transition Report on Form 20-F
[     ]  Transition Report on Form 11-K
[     ]  Transition Report on Form 10-Q
[     ]  Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable

PART I

REGISTRANT INFORMATION

Eyes On The Go, Inc.
Full Name of Registrant

Delaware	26-2712208
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)

40 Fulton Street, 24th Floor, New York, NY 10038
Address of Principal Executive Office

(908) 229-4933
Issuer’s telephone number

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [ X ]

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [ X ]

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Eyes on the Go, Inc. (the "Company") is not able to file its annual report on Form 10-K for the year ended December 31, 2012 within in prescribed time period because the Company was unable, without unreasonable effort and expense, to obtain and analyze the information necessary to complete the preparation of the Form 10-K for the year ended December 31, 2012. The Company expects to file its Form 10-K within the grace period provided by Exchange Act Rule 12b-25.

PART IV

OTHER INFORMATION

(1)  Name and telephone number of  person to contact in regard to this notification

Christopher Carey (908) 229-4933
(Name) (Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes  [     ]    No  [ X ]

The Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2012, did not include XBRL exhibits. The Company is in the process of amending its Form 10-Q for the quarter ended September 30, 2012 to include the XBRL exhibits.

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  [     ]    No  [ X ]

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EYES ON THE GO, INC.

Date: April 1, 2013	By:	/s/ CHRISTOPHER CAREY
Christopher Carey
President